Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: NIPPONKOA Insurance Co., Ltd.

Subject Company: SOMPO JAPAN INSURANCE INC. (SEC File No. 132-02678)

Subject Company: NIPPONKOA Insurance Co., Ltd. (SEC File No. 132-02677)

Ticker F8754 http://www.nipponkoa.co.jp/

NIPPONKOA INSURANCE CO., LTD.

FY2008 Financial Results and FY2009 Corporate Strategy

May 28, 2009

May 2009 NIPPONKOA Insurance Co., Ltd. 1

Part I: Financial Results

FY2008 Financial Summary 3

Analysis of YoY Changes (Underwriting) 4

Analysis of YoY Changes (Others) 5

Main Points for the FY2008 Financial Results 6

Part II FY2009 Corporate Strategy 8

Supplemental Data for FY2008 Financial Results 22

May 2009 NIPPONKOA Insurance Co., Ltd. 2

•	I will explain the overall FY2008 financial results.

•	Net premiums written is 653.4 billion yen, a 35.4 billion yen decrease.

•

The loss ratio excluding CALI was 62.4%, a 0.7% decrease. The expense ratio improved 1.2 points to 36.6% compared to the previous fiscal year, although net premiums written excluding CALI, of which premiums were reduced, decreased 13.6 billion yen.

•	As a result, the underwriting balance excluding CALI improved 10.8 billion yen compared to the previous fiscal year, to a surplus of 5.4 billion yen.

•	Accordingly, underwriting profit increased 19.4 billion yen to a surplus of 5.4 billion yen.

•

On the other hand, as a result of the sharp decline in asset management profit, ordinary profit decreased 19.6 billion yen to an ordinary loss of 2.8 billion yen. However, net income was 10.1 billion yen.

•	On a consolidated basis, ordinary loss was 3.0 billion yen and net income was 9.9 billion yen.

•	In addition, flow–base adjusted income increased 7.0 billion yen to 12.6 billion yen, and adjusted ROE increased 1.5 points to 2.6%.

FY2008 Financial Summary

FY2007 FY2008 Change FY2008 E

Billions of yen (as of last Nov.)

Net Premiums Written 688.8 653.4 -35.4 660.0

Net Premiums Written 586.1 572.4 -13.6 576.9

Excluding

CALI Loss Ratio *1 63.1% 62.4% -0.7% 62.5%

(Compulsory

Automobile

Liability Expense Ratio 37.8% 36.6% -1.2% 37.2%

Insurance)

Underwriting Balance -5.4 5.4 10.8 2.0

Underwriting Profit -14.0 5.4 19.4 -10.0

Ordinary Profit *2 16.7 -2.8 -19.6 14.0

Net Income 7.8 10.1 2.2 9.0

Adjusted Income *3 5.5 12.6 7.0 16.0

Adjusted ROE *4 1.1% 2.6% 1.5% 3.1%

Consolidated Ordinary Profit 17.7 -3.0 -20.7 14.0

Consolidated Net Income 8.9 9.9 0.9 9.0

Consolidated Adjusted Income *5 9.8 15.2 5.4 18.5

Consolidated Adjusted ROE *6 1.6% 2.6% 1.0% 3.0%

Note

1) Net Paid Losses from Natural Disasters: FY 2007 8.6 Bln yen (of which 5.5 Bln yen incurred that year), FY2008 8.2 Bln yen (of which 5.3 Bln yen incurred that year), FY2008E 9.0 Bln yen

2) Net Realized Gain on Securities: FY 2007 23.4 Bln yen, FY 2008 22.6 Bln yen, FY2008E 22.0 Bln yen, Revaluation Loss on Securities: FY2007 9.6 Bln yen, FY 2008 35.9 Bln yen, FY2008E 10.0 Bln yen

3) Adjusted Income: (Underwriting Profit + Provision for Catastrophe Reserve + Net Interest & Dividends + Provision for Reserve for Price Fluctuations – Extraordinary Gains and Losses) x (1 – Effective Tax Rate)

4) Adjusted ROE: Adjusted Income: ÷ Adjusted Shareholders’ Equity Adjusted Shareholders’ Equity = Net Assets – Net Unrealized Gain/Loss on Securities – Subscription Rights to Shares + Catastrophe Reserve + Reserve for Price Fluctuations

5) Consolidated Adjusted Income: Unconsolidated Adjusted Income + SONPO24/Overseas Subsidiaries’ Accounting Net Income + Adjusted Increase in NIPPONKOA Life Insurance EV

6) Consolidated Adjusted ROE: Consolidated Adjusted income ÷ Consolidated Adjusted Shareholders’ Equity Consolidated Adjusted Shareholders’ Equity = Adjusted Shareholders’ Equity + SONPO24/Overseas Subsidiaries’ Accounting Net Assets + NIPPONKOA Life Insurance EV

May 2009 NIPPONKOA Insurance Co., Ltd. 3

•	I will explain the factors for the FY2008 underwriting profit and loss.

•

First, net premiums written decreased 35.4 billion yen, affected by the 21.8 billion yen decrease from CALI premium reduction. The difficult business environment continued as automobile sales declined as a result of prolonged economic stagnation.

•

Voluntary automobile insurance decreased 6.1 billion yen due to decrease of both unit price and number of insured vehicles, and fire insurance remained at the same level. In regard to the other lines, general liability insurance was strong, but marine decreased 2.5 billion yen due to the decrease in logistics and the appreciation of the yen. Personal accident suffered a 3.4 billion yen decrease due to the suspension of new sales in third-sector products (such as medical insurance) for individuals.

•	Net premiums written decreased 13.5 billion yen.

•

Voluntary automobile insurance decreased 8.7 billion yen due to the declining number of bodily injury accidents and property damage accidents. Further, fire insurance decreased 0.8 billion yen due to the continuing low number of natural disasters and decrease of large claims. On the other hand, personal injury insurance increased 1.1 billion yen from the greater number of larger claims.

•

In regards to operating expenses, personnel expenses was reduced by 3.7 billion yen from the DC transition. Non-personnel expenses decreased 1.7 billion yen from lower system expenses, and commission decreased 6.7 billion yen.

•	Consequently, the underwriting balance decreased 9.5 billion yen to 11.7 billion yen. However, the underwriting balance excluding CALI improved to a surplus of 5.4 billion yen, as I said earlier.

•	Underwriting profit was 5.4 billion yen due to mitigation of provisioning loss reserves and underwriting reserves.

Analysis of YoY Changes (Underwriting)

Billions of yen

+) Net Premiums Written Voluntary Unit Price: Fire*1 Others*2

Automobile -0.5%

-35.4 -6.1 Number of -0.0 -29.2

Change (688.8→653.4) (331.2→ 325.1) Insured -1.9% Vehicles: (95.8→95.8) (261.7→232.4)

-5.2% -1.9% -0.1% -11.2%

Note 1: Gross premiums written +1.4%

Note 2: Marine -2.5 Bln yen, Personal Accident -3.4 Bln yen, Compulsory Automobile Liability -21.8 Bln yen, Other -1.3 Bln yen

-) Net Losses Paid Voluntary Own Vehicle Damage: Fire*3 Others*4

Automobile +0.3 Bln

-13.5 -8.7 Bodily Injury Liability: -0.8 -3.9

Change (414.2→400.7) -3.3 Bln

(207.2→198.5) Property damage: (42.9→42.1) (164.0→160.1)

-3.3% -4.2% -3.8 Bln -1.9% -2.4%

Note 3: Natural disasters (fire insurance only, including losses that occurred in prior years: -0.3 Bln yen (8.6 Bln→8.2 Bln yen)

Note 4: Marine -0.9 Bln yen, Personal Accident +1.1 Bln yen, Compulsory Automobile Liability -1.4 Bln yen, Other -2.7 Bln yen

-) Underwriting Costs Net Commissions Company Changes in Company Expenses

& Expenses & Brokerage Expenses for (Incl. those other than for underwriting)

(incl. Loss Adj. Expenses) Expenses Underwriting*5 •Personnel Expenses -3.7 Bln yen

-12.4 -6.7 -5.6 •••revision of retirement allowance plan, etc.

Change •Non-personnel Expenses, etc. -1.7 Bln yen

(276.8→264.4) (117.1→110.3) (159.7→154.0) •••reduction of system expenses, etc.

Note 5: Company Expenses for Underwriting = Loss Adjustment Exegeses + Operating & Administrative Expenses for Underwriting

Underwriting Balance Underwriting Profit

Provision / Reversal of Loss Reserve and

Change -9.5 Underwriting Reserve, etc. Change +19.4

(-2.2→-11.7) (-14.0→5.4)

May 2009 NIPPONKOA Insurance Co., Ltd. 4

•	I would like to explain non-underwriting profits and losses.

•	Despite the growth in underwriting profit, our ordinary profit decreased 19.6 billion yen to an ordinary loss of 2.8 billion yen, due to an increase of revaluation losses on securities.

•	Net income before tax increased 2.1 billion yen to 14.6 billion yen and net income after tax increased 2.2 billion yen to 10.1 billion yen due to a reversal of reserve for price fluctuations.

•	Our main subsidiaries are NIPPONKOA Life and SONPO24. Although the net loss of NIPPONKOA Life was 0.6 billion yen, we have achieved the necessary standard policy reserves for the fiscal year.

•	Net income of SONPO24 increased 0.6 billion yen but ended in a net loss of 2.7 billion yen.

•	Consolidated net income increased 0.9 billion yen to 9.9 billion yen.

Analysis of YoY Changes (Others)

Billions of yen

Underwriting

Net Interest & Revaluation

+) Ordinary Profit Profit Dividend

Net Realized Gains/Losses on Securities

Others

Losses on Securities

Income

Change -19.6 +19.4 +0.4 -0.8 -26.3 -12.3

(16.7→-2.8) (-14.0→5.4) (26.5→26.9) (23.4→22.6) (9.6→35.9) (-9.5→-21.9)

+) Extraordinary Provision / Reversal Other Extraordinary Gains / Losses on Money in Trust:

Gains and Losses in Reserves for Price

Fluctuations Gains and Losses -2.3 (-1.8→-4.2)

Gains / Losses on Derivatives:

Change +21.7 +20.6 +1.0 -7.5 (1.2→-6.2)

(-4.2→17.4) (-2.6→18.0) (-1.6→ 0.5) Provision for Reserves for

Investment Losses:

-0.2 (2.9→2.7)

Income Taxes and Tax Adjustment:

+0.1 (-4.6→-4.5)

Net Income before Tax Cons-parent differential from

+2.1 Consolidation Adjustment

Change *NIPPONKOA Life: -0.6 (0.0→-0.6) -1.2 (1.1→-0.1)

(12.5 14.6) *SONPO24:+0.6 (-3.3→-2.7)

Net Income Net Income of Consolidated Net Income

Consolidated Subsidiaries

Change +2.2 Change -0.2 Change +0.9

(7.8→10.1) (-2.8→-3.0) (8.9→9.9)

May 2009 NIPPONKOA Insurance Co., Ltd. 5

•	I would like to add some points to non-underwriting profits and losses.

•	Revaluation losses on securities increased to 35.9 billion yen in the fiscal year.

•

As you can see at the top left of this slide, revaluation losses on domestic stocks was 18.5 billion yen and domestic / international mutual funds was 9.5 billion yen. As you can see from this data, the main reason for revaluation losses was the declining stock prices.

•	As a result, capital losses including revaluation losses was a loss of 22.0 billion yen.

•

On the other hand, we were able to minimize impacts on our profit by offsetting the loss by the reversal of reserve for price fluctuations which we had a 20.6 billion yen balance at the beginning of FY2008. Consequently, net income increased as well as underwriting profit.

•	Tables at the bottom of this slide shows our exposure to structured products.

•

As shown, we believe that our exposure to these products is limited in terms of amounts and types of investments, although there were CDO write-downs of 2.9 billion yen and other CDO related derivative losses of 3.6 billion yen, a total of 6.5 billion yen.

•	As mentioned in No.4 and No.5, we do not have any financial guarantees, mono-line exposure, or subprime-related CDOs. Therefore there were no losses from such investments.

•	I would like to mention that our consolidated subsidiaries do not have any exposure to these structured products either.

Main Points for the FY2008 Financial Results

Increase of Revaluation Losses on Securities Offsetting Investment Loss by Reversal of Reserve for Price Fluctuations

<Breakdown of revaluation losses> Billions of yen Reversal of all reserve for Actual Impact on net income

FY2007 FY2008 Change price fluctuations before tax : -1.3 Bln yen

Nikkei 225 (Yen) 12,525 8,109 -4,416

FX (Yen/USD) (Yen) 100.19 98.23 -1.96

Domestic Stock 4.5 18.5 14.0 Profits/losses covered by reserve

Reserve for price

Domestic Mutual Fund - 4.5 4.5 fluctuations for price fluctuations is larger than

Sub Total (Domestic) 4.5 23.0 18.5 20.6 Bln yen the amount of the reserve

Foreign Bond

- 4.5 4.5 Balance at the beginning of FY2008

International Mutual Fund 1.1 5.0 3.9

Other Foreign Investment - 0.3 0.3 Profits/losses covered by Realized gain on the sales of

CDO 3.9 2.9 -1.0 reserve for price fluctuations securities – Realized losses on

Sub Total (Foreign) 5.1 12.9 7.8 (Capital Gains/Losses) the sales of securities –

Total 9.6 35.9 26.3 -22.0 Bln yen Revaluation losses on securities

(Reference) Structured Products Exposure

1.Collateralized Debt Obligation (CDO) Millions of yen 3.Credit Default Swap (CDS) Millions of yen

As of March 2009 (Reference) As of March 2008 As of March 2009 (Reference) As of March 2008

Fair Value Unrealized Gain Write-down Fair Value Unrealized Gain Write-down Notional Amount Fair Value Revaluation Notional Amount Fair Value Revaluation

CDO 8,274 -247 -6,574 16,028 -2,066 -3,971 CDS 7,000 -398 -398 13,000 -26 -26

With Ratings 6,401 -247 -3,638 10,289 -1,313 -2,896 CDS 6,000 -360 -360 — — —

Without Ratings 1,872 - -2,935 5,738 -752 -1,075 CLN 1,000 -38 -38 13,000 -26 -26

Note: 1. CLN is a credit linked note related to the credit of a single corporation.

Note: 1. CDO Ratings:AAA,61%;AA,33%;A,6% 2. Referred corporate-individual credit for CDS and CLN

2. 76% of CDOs are corporate-based assets

3. CDO Geographics:domestic,44%;overseas,56% 4. Others

4. CDO does not include hedge trading

5. Write-down includes revaluation losses and losses on derivatives

We do not hold any SPEs, Leveraged Finance, financial secured, fixed income or structured finance product secured by mono-line, and other sub-prime or Alt-A exposures.

2.Commercial Mortgage-Backed Securities (CMBS) Millions of yen

As of March 2009 (Reference) As of March 2008 5. Subprime-related Investments in 1-4 Millions of yen

Fair Value Unrealized Gain Write-down Fair Value Unrealized Gain Write-down As of March 2009 (Reference) As of March 2008

CMBS 13,162 -414 — 21,032 - 73 — Fair Value Unrealized Gain Write-down Fair Value Unrealized Gain Write-down

Domestic 13,162 -414 — 21,032 -73 — CDO- - — 889 -111 —

Overseas — — — — — —

May 2009 NIPPONKOA Insurance Co., Ltd. 6

Section II FY2009 Corporate Strategy

Summary of the Previous Medium-Term Business Plan (1) 8

Summary of the Previous Medium-Term Business Plan (2) 9

Overview of the New Medium-Term Business Plan 10

Key Financial Targets for FY2009 11

Group Strategy (1) — NIPPONKOA Life Insurance — 12

Group Strategy (2) — SONPO24 — 13

Alliance Strategy 14

Distribution Channel Strategy 15

Asset Management Strategy 16

Products and Services Strategy 17

Shareholder Returns 18

Improvements in Corporate Governance Structure 19

Business Integration with Sompo Japan 20

May 2009 NIPPONKOA Insurance Co., Ltd. 7

•	I would like to summarize the previous medium-term business plan, KAKUSHIN.

•	Net premiums written has not increased due to prolonged economic stagnation and decline in consumer spending.

•	In addition, premium rates for CALI were revised downward drastically.

•	Because of this change in circumstances, we reviewed the previous medium-term business plan in the final fiscal year and focused on improving our underwriting balance.

•

In particular, we have been focusing on improving the loss ratio by strengthening underwriting discipline and preventing accidents, and on improving the expense ratio through revisioning procurement costs and reforming operational procedures.

•

Furthermore, in the final fiscal year of the previous medium-term business plan, the environment for asset management business was sharply worsened by the financial crisis and stock price declines stemming from the subprime loan crisis in the U.S.

•	You can see key financial figures of the previous medium-term business plan on this slide.

Summary of the Previous Medium-Term Business Plan (1)

FY2006 FY2007 FY2008 FY2008 E

Billions of yen (as of last Nov.)

Net Premiums Written 703.3 688.8 653.4 660.0

Loss Ratio *1 65.5% 65.4% 66.7% 66.9%

Expense Ratio 35.5% 34.9% 35.1% 35.4%

Net Premiums Written 599.6 586.1 572.4 576.9

Excluding

CALI Loss Ratio *1 63.1% 63.1% 62.4% 62.5%

(Compulsory

Automobile

Liability Expense Ratio 38.3% 37.8% 36.6% 37.2%

Insurance)

Underwriting Balance -8.5 -5.4 5.4 2.0

Underwriting Profit -35.7 -14.0 5.4 -10.0

Ordinary Profit *2*3 24.5 16.7 -2.8 14.0

Net Income 13.4 7.8 10.1 9.0

Adjusted ROE (Previous Version *4 ) 4.7% 2.9% 4.0% 3.5%

Consolidated Ordinary Profit 28.1 17.7 -3.0 14.0

Consolidated Net Income 15.8 8.9 9.9 9.0

Consolidated Adj. ROE (Previous Version*4 ) 5.6% 3.3% 4.0% 3.5%

Note 1) Net Paid losses from natural disasters: FY2006 23.0 Bln yen (of which 15.0 Bln yen incurred in that period),

FY2007 8.6 Bln yen (of which 5.5 Bln yen incurred in that period), FY2008 8.2 Bln yen (of which 5.3 Bln yen incurred in that period)

2) Net realized gain on securities: FY2006 47.0 Bln yen, FY2007 23.4 Bln yen, FY2008 22.6 Bln yen

3) Loss from revaluation on securities: FY2006 1.8 Bln yen, FY2007 9.6 Bln yen, FY2008 35.9 Bln yen

4) In calculating “Adj. ROE (Previous Version)”, net unrealized gain on available-for-sale securities is excluded from shareholders’ equity

May 2009 NIPPONKOA Insurance Co., Ltd. 8

•	On this page, I would like to touch upon the high priority actions in the previous medium-term business plan.

•

Paid losses increased and the loss ratio remained at a high level. However, in the final fiscal year, although premiums, which is the denominator, decreased, the loss ratio improved as a result of having implemented measures to lower and stabilize the loss ratio, especially that of automobile insurance which improved 1.5 points.

•	The expense ratio improved continuously during the term of the previous business plan. In fact, expenses decreased approximately 24.0 billion yen in three years.

•	As a result, we achieved the recovery of underwriting balance excluding CALI into the black, through the implementation of high-priority measures addressing underwriting profitability.

Summary of the Previous Medium-Term Business Plan (2)

Fundamental concepts for the final year of the previous medium-term business plan

Reforming business structure to be able to continually generate underwriting profit

High-Priority Action 1 :

Upper : Loss ratio (Excl. CALI) <%>

Lower : and Stabilize : Loss Ratio Lower : Loss ratio for auto insurance <%>

Strengthen underwriting discipline FY2005 FY2006 FY2007 FY2008 FY2008

Change

Make proper and timely claim payments 60.3 63.1 63.1 62.4 -0.7

66.1 67.0 68.4 66.9 -1.5

High-Priority Action 2 :

Improvement in Expense Ratio Upper : Expenses (Company expenses + Commissions) <Bln yen>

Lower : Expense ratio (Excl. CALI) <%>

Promote reforming operational procedures FY2008

Drastically revise procurement costs FY2005 FY2006 FY2007 FY2008

Change

Strengthen earnings, and make system 294.7 291.6 283.0 270.4 -12.6 investments for quality improvement 38.7 38.3 37.8 36.6 -1.2

High-Priority Action 3: Quality Improvement • Further actions to establish basic quality and accomplish standard quality

• Product revision of auto insurance (from Sep. 2006 and Dec. 2008)

• Consolidation of personal lines products and special clauses

Promote Quality Improvement Act (Before product / special clauses consolidation →as of Mar. 2009)

Produce comprehensible products Number of products Approx. 90 →Approx. 50

Number of special clauses Approx. 2,260 →Approx. 1,150

(Fundamental concepts at the (Change in (The last fiscal Net underwriting balance beginning of the plan) business environment ) year) (excl. CALI) (FY2008)

- Prolonged economic stagnation - Prioritize

-Scale expalnsion - Financial crisis underwriting 5.4 Bln yen

- Expense ratio improvement - Sluggish share prices profits (Plan : 2.0 Bln yen)

May 2009 NIPPONKOA Insurance Co., Ltd. 9

•	I will give you an overview of the new medium-term business plan which the corporate strategy for FY2009 is based on.

•	We aim to become a company that provides security and safety, which is friendly to the society and environment through our core insurance business.

•	To achieve this goal, we need to develop a strong business structure to continue sustainable growth.

•	Specifically, we will pursue the plan which focuses on three pillars: “contribution to society,” “quality improvement,” and “profitability improvement.”

•

As part of “contribution to society,” we will contribute to the global environment and at the same time, contribute to revenue opportunities through our insurance business and other new business areas compatible with our insurance business. We will focus on both the environment and management.

•	For example, eco-safety driving is not only environmentally friendly but also an effective way to prevent accidents. It contributes to an insurance company’s profits.

•

In terms of “quality improvement”, we are aiming to become an insurance company selected by customers and to establish a solid customer base by improving the quality in every step of the process from the customers’ point of view.

•

We will particularly focus on improving the quality of agencies, continuing to enhance our risk management, and offering a 24-hours-a-day 365-days-a-year handling service to our customers who have been involved in accidents.

•

Regarding “profitability improvement,” we have been aggressively taking actions that focus on our profitability since the previous medium-term business plan. Thus, together with our agencies, we understand the importance of profitability. We remain focused on this in the new business plan.

•

We will continue to strengthen underwriting discipline and reduce our expense ratio through measures that prevent accidents. By expanding our scope of the agencies and policies with unfavorable loss ratios to be improved, we will enhance underwriting discipline.

•	Concerning operating expenses, we will drastically reform our business process and continuously review procurement costs to absorb additional costs from improvement quality.

•	In addition, we will establish and execute an effective improvement plan based on profitability analysis by products / channels to increase profitability by business unit.

Overview of the New Medium-Term Business Plan

Medium-Term Vision (Aspiration)

Provide security and safety, which are friendly to the society and environment, through our core insurance business

Three main points of new medium-term business plan

Contribution to Society

Environmental efforts (provide carbon-offsetting products / accidental handling, promote eco-safety driving, etc.)

Exercise CSR (Corporate Social Responsibility) as an “Eco First” company

Contribute to both the global environment and our revenue opportunities through the insurance business and other new business areas compatible with the insurance business

Quality Improvement

Provide best claims-handling service (24-hours-a-day, 365-days-a-year handling service, etc.)

Improve sales quality (improve quality of agencies, propose a broad range of non-life and life insurance based on risk management)

Enhance product/operational quality (offer easy-to-understand products, simplify procedures, etc.)

Prove customers security and safety by improving quality in every step of the process from product development to claim payments

Profitability Improvement

Strengthen underwriting activities and prevent accidents (improve qualities of policies in force, improve measures to prevent accidents, etc.)

Improve profitability of business units (conduct profitability analysis by products / channels, establish and execute improvement plan quickly)

Reduce operating expenses (reform business process, continue review of procurement practice, promote streamlining in sales process, etc.)

Restructure asset management portfolio (reduce relationship stocks, etc.)

Pursue stable revenue from our international business and capture growth opportunities (increase insurance business of Japanese corporations overseas, enhance Asian business operations, etc.)

Enhance revenue base to achieve sustainable growth by improving underwriting profitability and increasing competitiveness

May 2009 NIPPONKOA Insurance Co., Ltd. 10

•	Let me discuss the quantitative plans for FY2009.

•	Given that the business environment remains difficult, we will forecast that non-consolidated top-line excluding CALI will decrease.

•	However, we set our loss ratio plan excluding CALI as 61.9%, a 0.5 point decrease from FY2008 assuming a decrease in paid losses.

•

Regarding operating expenses, we expect to increase expenditures related to our IT system and other measures to improve quality to some extent, while pursuing to a decrease in base costs. As a result, expense ratio excluding CALI is forecasted to increase 1.1% to 37.7%.

•

Consequently, we expect that underwriting balance excluding CALI will decrease 2.9 billion yen to 2.5 billion yen and underwriting profit will decrease 9.4 billion yen to a loss of 4.0 billion yen, because an increase in provision for underwriting reserves will absorb the effect of paid losses reduction to a certain extent.

•

On the other hand, in regard to asset management, loss in revaluation is expected to decrease considerably. Accordingly, we expect ordinary profit to increase by 24.8 billion yen to 22.0 billion yen and net income to be 13.0 billion yen, both on a non-consolidated and consolidated basis.

•

In addition, our flow-base adjustment income, which does not include capital gains/losses, is expected to be 17.0 billion yen, and adjusted ROE is forecasted to be 3.4% on a non-consolidated basis. Consolidated adjusted income will be 22.0 billion yen, and adjusted ROE will be 3.6%.

Key Financial Targets for FY2009

1. NIPPONKOA Insurance (Non-consolidated) Billions of yen

Item FY2008 (A) FY2009 (E) Change

[Assumptions for the plans]

Net Premiums Written 653.4 645.0 -8.4 Paid losses from natural disaster : 13.0 Bln yen

Gains on the sale of securities : 15.0 Bln yen

Net Premiums Written 572.4 569.1 -3.3

(excl. CALI)

Loss Ratio (excl. CALI) 62.4% 61.9% -0.5%

Expense Ratio (excl. CALI) 36.6% 37.7% +1.1% *1 Adjusted Income (Non-consolidated) = (Underwriting

Profit + Provision for Catastrophe Reserve + Net

Underwriting Balance Interest/Dividend + Provision for Reserve for Price

5.4 2.5 -2.9 Fluctuations – Special Factors) x (1- Effective Tax Rate)

(excl. CALI) Negative for reversal of reserves

*2 Adjusted ROE (Non-consolidated) = Adjusted Income /

Underwriting Profit 5.4 -4.0 -9.4 Adjusted Shareholders’ Equity

• Adjusted Shareholders’ Equity (Non-consolidated) =

Net Assets – Net Unrealized Gain on Available-for-sale

Ordinary Profit -2.8 22.0 +24.8 Securities – Subscription Rights to Shares +

Catastrophe Reserve + Reserve for Price Fluctuations

Net Income 10.1 13.0 +2.8

*3 Adjusted Income (Consolidated) = Non-

Adjusted Income 1 12.6 17.0 +4.3 consolidated Adjusted Income +

SONPO24/Overseas Subsidiaries’ Financial

Adjusted ROE 2 2.6% 3.4% +0.8% Accounting Net Income + Adjusted Increase in

NIPPONKOA Life EV

• Adjusted Increase in EV excludes impacts from

2. NIPPONKOA Insurance (Consolidated) Billions of yen based asset management, discounted rate impacts and the from amount change of capital of risk increase/reduction when it happens

Item FY2008 (A) FY2009 (E) Change *4 Revised ROE (Consolidated) = Adjusted Income

(Consolidated) / Adjusted Shareholders’ Equity

Ordinary Profit -3.0 22.0 +25.0 (Consolidated)

• Adjusted Shareholders’ Equity (Consolidated) =

Adjusted Shareholders’ Equity (Non-

Net Income 9.9 13.0 +3.0 consolidated) + SONPO24/Overseas

Subsidiaries’ Financial Accounting Net Assets +

Adjusted Income 3 15.2 22.0 +6.7 NIPPONKOA Life EV

Adjusted ROE 4 2.6% 3.6% +1.0%

May 2009 NIPPONKOA Insurance Co., Ltd. 11

•	I would like to talk about our life insurance business.

•	As you can see in the chart of amount of policies in force at the bottom left, NIPPONKOA Life Insurance has been expanding its business and expects an expansion of scale in FY2009 as well.

•	In addition, EV has been growing and we expect a 5.5 billion yen increase in FY2009 which will account for approximately 25% of consolidated adjusted income.

Group Strategy (1)—NIPPONKOA Life Insurance—

Expansion of Increase in Corporate Value and Contribution to Group Profit

Scale Profitability

Financial Targets

Item FY2008 (A) FY2009 (E) Change

Policies in Force (Individual) 4,014.1 4,320.0 +305.9 EV increase of FY2009 accounts for approx. 25% of

EV 85.9 94.0 +8.1 consolidated adjusted income

EV Increase (Adjusted) 5.0 5.5 +0.4

Excluding impacts from asset management, impacts from change of risk based discounted rate and the amount of capital increase/reduction when it happens

Amount of Policies in Force (Individual) Embedded Value (EV)

4.5

4.0

3.5

3.0

2.5

2.0

1.5

1.0

0.5

0.0

‘06/3 ’07/3 ‘08/3 ‘09/3 ‘10/3 E

100 million of yen

1000

900

800

700

600

500

400

300

200

100

0

‘06/3 ‘07/3 ‘08/3 ‘09/3 ‘10/3 E

Trillions of yen Value in Force Adjusted Book Value

Total number is shown for FY2009

May 2009 NIPPONKOA Insurance Co., Ltd. 12

•	Here, I will explain about SONPO24.

•

SONPO24 provides automobile insurance to customers through intermediary agencies which characterize its very unique business model. SONPO24 takes advantage of NIPPONKOA’s nationwide claims handling network to provide high quality services to customers.

•

We believe that SONPO24’s business model is highly suitable for financial institutions and have been maintaining our aggressive proposals. The number of financial institutions contracted as intermediary agencies to SONPO24 has exceeded 40 and we will continue to expand this distribution channel.

•

SONPO24 aims to move into the black in FY2010 by expanding premiums through financial institutions channels such as life insurance companies and other agencies, as well as by significantly reducing expenses by revisioning business processes.

Group Strategy (2) — SONPO24 —

Steady Growth of Net Premiums Written Decrease in Expenses

Business model with high growth potential Significant cut of expenses through revision of business

The intermediary agency method is best suited for sales at processes financial institutions Promoting contracts through the internet

Financial institutions are important channels as Streamlining organizations and promoting optimal intermediary agencies, as well as life insurers for allocation of human resources

SONPO24 to increase revenue Developing internal IT systems, etc.

Contribution to our group profit by moving into the black promptly (Planning to move into the black in FY2010)

Financial Target

Item FY2008 (A) FY2009 (E) Change percentage change

Net Premiums Written 8.7 Bln yen 10.0 Bln yen +1.3 Bln yen +14.9%

Millions of Yen Net Premiums Written Millions of Yen Expenses

11000 10000 9000 8000 7000 6000 5000

‘06/3 ‘07/3 ‘08/3 ‘09/3

8000 6000 4000 2000 0

‘06/3 ‘07/3 ‘08/3 ‘09/3

‘10/3 E ‘10/3 E

May 2009 NIPPONKOA Insurance Co., Ltd. 13

•

Leveraging our unique characteristic of not being affiliated with any financial group, we have established sales tie-ups with several major life insurance companies and many other financial institutions.

•	Furthermore, we are now discussing details of an alliance in domestic commercial lines with Zurich Insurance. We will announce the details when ready.

Alliance Strategy

Alliance with Alliance with Major

Zurich Insurance Life Insurance

Companies 7,619 sales people Asahi Mutual Life Insurance

Sales (As of end of Mar. 2008)

Alliance area 14,282 sales people

(As of Mar. 2009) (As of end of Mar. 2008)

Domestic 26.6 Bln yen

commercial lines

31,215 sales people

Details (As of end of Mar. 2008)

under discussion

Alliance with City Banks, Trust Banks City Banks, Trust Banks

Financial Institutions

Number of institutions: 4 Number of institutions: 2

Sales: 42.3 Bln yen (As of end of Mar. 2009) (As of end of Mar. 2009)

(As of Mar. 2009)

Credit Associations, City Banks, Regional Banks Regional Banks

Credit Unions and Others Trust Banks

12.9% 29.9% Number of institutions: 58 Number of institutions: 18

(As of end of Mar. 2009) (As of end of Mar. 2009)

Credit Associations Credit Associations

Regional Banks Credit Unions and Others Credit Unions and Others

57.2% Number of institutions: 109 Number of institutions: 21

(As of end of Mar. 2009) (As of end of Mar. 2009)

May 2009 NIPPONKOA Insurance Co., Ltd. 14

•

Key factors in improving profitability are, the enhancement of distribution channels’ quality, improvement of underwriting capability, and utilization of risk check services in consulting and further promotion of efficiency.

•	We establish solid distribution channels through improving agencies’ sales capability and profitability.

Distribution Channel Strategy

Improving Agencies’ Sales Capability and Profitability

Breakdown of premium income

by distribution channel Others insurance

(as of March 2009) companies Life Channels we focus on

Car repair shops and

other automobile ‘related Financial

• are efficient

institutions

• have high growth

Car dealers potential

• fit to our strengths

Corporations

Core agencies

16% 14% 26% 4% 6% 9% 25%

Number of agencies

We have been Number of Agencies

promoting efficiency Premium per Agency

by expanding agencies

40000 35000 30000 25000 20000

16,497 18,989 18,989 20,992 21,398

40,371 37,488 34,920 32,012 29,852

24000 20000 16000 12000

‘05/3 ‘06/3 ‘07/3 ‘08/3 ‘09/3

Note: Number of agencies is indicated by scale on the left hand side. Premium per agency is indicated by scale on the right hand side (Unit is thousand yen. Premium is sales-performance base).

May 2009 NIPPONKOA Insurance Co., Ltd. 15

•	I will explain our asset management strategy.

•

We will continue to focus on our sound and solid investment strategy in accordance to our risk management policy and unstable financial market trends. At the same time, we will improve our asset portfolio quality to earn a stable investment return.

•	In the deposit premium account, we are minimizing interest rate fluctuation risk through Asset Liability Management (ALM) to secure our expected return.

•

Regarding general account investment, reduction in relationship stocks is our first priority from a risk management perspective. By end of FY2012, we plan to reduce relationship stocks by 100 billion yen from March 2006’s book value and plan to reduce 20 billion yen book value during FY2009.

•

From a liquidity management standpoint, proceeds from the sale of such stock are mainly used to purchase bonds. Regarding investments in bonds, we are shifting to hedged foreign bonds which is expected to have a relatively high return.

•

We will limit exposure to alternative investments given the continuous financial market turmoil, and we will increase exposure only when markets become stable and we have enough risk tolerance. This will lead to future investment returns and risk diversification.

Asset Management Strategy

We will remain focused on a sound and solid investment strategy and improve our asset portfolio quality

Asset Portfolio 2,412.8 Bln yen (as of Mar. 2009) Asset Management Strategy

Deposit Minimize interest rate fluctuation risk

Premium ALM through ALM in deposit premium

(1,024.2 Bln yen, 42.4%)

Account Yen-denominated bonds, account

(35.6%)

loans, etc

Shift to hedged foreign bonds from yen-

denominated bonds

Pure Domestic / Foreign Bonds

Invest-

ment (338.7 Bln yen, 14.0%) Allocate limitedly, only when markets are

Alternatives (88.2 Bln yen 3.7%) stable, and we have enough risk tolerance

General

Account Relationship Stocks • Reduce relationship stocks by 100 Bln yen from March

(64.4%) (571.0 Bln yen, 23.7%) 2006’s book value by the end of FY2012

Relation-

ship • Plan to reduce 20 Bln yen book value in FY2009

Invest- subject to change depending on market environment

ment

Others (390.7 Bln yen, 16.2%)

*1 (    ) Asset balance amount, component percentage, on the market value basis

*2 Other major components: cash and deposit (72.1 Bln yen), loans (74.1 Bln yen), real estate (116.9 Bln yen), etc.

May 2009 NIPPONKOA Insurance Co., Ltd. 16

•	I will explain our products and services strategy.

•	We will implement measures addressing “profitability improvement” and “product quality improvement.”

•	We will set prices to maximize our profits and strengthen underwriting.

•	In addition, we will offer simple and “easy to understand” products by consolidating products and special clauses and the simplifying standard clauses.

•	We will also improve profitability and service quality by offering risk consulting services to customers.

Products and Services Strategy

Allocate management resources to measures contributing to

“Profitability Improvement” and “Product Quality Improvement”

Profitability Improvement Product Quality Improvement

To maximize our profit To pursue “easy to understand”

Pricing strategy “Easy to understand / sell” products

Pricing based on “loss data” and “correlation Consolidation of products and special clauses between price and sales quantity” Simplification of standard clauses

Profits per contract × Number of contracts Maximize

profits Offer simple and “easy to understand” products

Strengthen underwriting discipline and expand scale Simplify / standardize contract procedures

Measures for agencies and policies with unfavorable

loss ratios, utilization of information on accidents Improvement of support function for customers

Suspension of unprofitable lines and agencies related to contract procedure

Improve risk consulting service

• Offer customers our loss control know-how and disaster prevention advice Improvement of profitability

• Improve advantageous services and service quality

May 2009 NIPPONKOA Insurance Co., Ltd. 17

•	I will discuss shareholder return.

•	Shareholder return is determined by profit and stock performance, while ensuring the soundness in shareholders’ equity.

•

Cash dividend is based on the policy of sustaining stable dividend payments. We use funds from profits to increase dividends by realizing the improvement in the level of profit flow. In FY2008, dividends are expected to increase 0.5 yen to 8 yen per share given the improvement in underwriting profit and other financial results.

•	At the same time, we have implemented flexible share buybacks. In FY 2008, we bought back 10 million shares.

Shareholder Returns

Provide shareholder return through overall judgment of soundness in shareholders’ capital, profit levels and stock performance

Basic Dividend Policy Basic Share Buyback Policy

Flexible share buybacks and capital

Stable dividend payment efficiency improvement

Share Buybacks

Jan 2000 : 10 million shares Dec 2004 – Jan 2005 : 10 million shares

Cumulative 120.96 million Apr 2000 : 10 million shares Oct 2005 – Feb 2006 : 10 million shares shares repurchased as of May Nov 2001 – Feb 2002 : 10 million shares Dec 2006 : 6.96 million shares

31, 2009, of which 57 million Feb 2003 : 10 million shares Jul 2007 : 34 million shares shares were retired Jan 2004 – Mar 2004 : 10 million shares Oct 2008 : 10 million shares

[Indexes related to shareholder returns] FY2005 FY2006 FY2007 FY2008(E)

Total Payout on Equity Dividend per Share 7.5 7.5 7.5 8.0

(Dividend+Share Dividend Payout Ratio 46.0% 44.8% 73.6% 60.0%

Buybacks) ÷ Net Asset

Total Payout Ratio 118.1% 97.0% 553.3% 126.5%

Ratio of Total Dividend on Equity 0.8% 0.8% 0.9% 1.4%

Payout to Net Asset Total Payout on Equity 2.0% 1.7% 8.0% 3.7%

May 2009 NIPPONKOA Insurance Co., Ltd. 18

•	In our view, corporate governance structure is one of the factors necessary to secure high-quality service.

•	We have been proactively reforming our governance system to achieve well-defined management responsibilities, greater transparency, and interest alignment with shareholders.

•	We have secured monitoring function with four outside directors in the board.

•	Going forward, we will further implement measures for governance reinforcement from various standpoints.

Improvements in Corporate Governance Structure

Streamlined Management

Quick decision making Directors 11 Including 4 outside directors

Efficient management Executive 25

Officers

Strict auditing Auditors 5 Including 3 outside auditors

Expected on and after June 25, 2009

Proactive Reforms of Governance System

FY1999 Introduction of executive officer system

Well-defined management

responsibilities FY2000 Shortening of director’s terms

(from 2 years to 1 year)

Greater transparency

Abolishment of retirement allowance and

Interest alignment with FY2004 introduction of stock options shareholders (for directors and executive officers)

FY2006 Establishment of Nominations and

Remuneration Committee

May 2009 NIPPONKOA Insurance Co., Ltd. 19

•	On this page, I will explain the business integration with Sompo Japan.

•	In March 2009, we agreed to establish a joint holding company for business integration.

•

Our common vision is to establish a “new solution service group which provides customers with security and service of the highest quality and contribute to social welfare,” as a single group that takes advantage of the strengths nurtured through 120 years of our respective history.

•

This business integration is the best option to generate maximum business synergies at an early stage by leveraging our broad-ranging customer base and alliances based on our unique characteristic that we are not affiliated with any financial group.

•	The new group will allocate management resources to growth areas appropriately, improve group business efficiency, and realize fair and sustainable return to our shareholders.

•	We plan to announce the stock transfer ratio and business plan for the new group in September 2009.

•	We will aim to effect the business integration in April 2010, subject to approval at the shareholders’ meeting of each party and regulatory authorities.

Business Integration with Sompo Japan

Agreement for Business Integration (March 13, 2009)

NIPPONKOA and Sompo Japan agreed to establish a joint holding company Subject to approval at the through joint stock transfer for business integration shareholders’ meeting and approval of relevant authorities

Outline of the Memorandum of Understanding

Make all the value judgments from the “customers’ perspective” and pursue the best business practice

Place emphasis on speed to quickly realize the effects of the growth strategy, business integration and business alliance

Establish equal and friendly relationships with any corporation and financial group as an independent new group, while understanding that the parties will continue to operate under the joint holding company

Abide by the spirit of equality between the parties

Expeditiously and aggressively implement measures to boost the corporate value of the new group

The New Group’s Aspiration (Vision)

Provide the highest-quality security and service

Focus on business in Japan

Provide a broad range of solutions friendly to the society and the environment

Maximize shareholder value

Establish a free, vigorous, open and energetic corporate culture

Stay independent from the influence of any corporate or

financial group

Announcement of Stock Transfer Ratio July 2009 (tentative)

Schedule Establishment of a Joint Holding Company April 1, 2010 (planned)

May 2009 NIPPONKOA Insurance Co., Ltd. 20

Supplemental Data for FY2008 Financial Results

Breakdown of Income & Losses 22

Premium Income 23

Paid Losses 24

Expense 25

Underwriting Reserve 26

Asset Management 27

Self-assessment of Assets 28

NIPPONKOA Life 29

SONPO24 30

FY2009 Forecast 31

Principal Indicators (1) 32

Principal Indicators (2) 33

Sales Performance by Distribution Channel 34

Asset Breakdown by Investment Category 35

Equity / Loan Portfolio by Industry 36

Stock Related Data 37

May 2009 NIPPONKOA Insurance Co., Ltd. 21

Breakdown of Income & Losses

Millions of Yen

		2008/3	excl. CALI	2009/3	excl. CALI	Change	excl. CALI
Underwriting	(+) Net premiums written	688,892	586,116	653,400	572,461	- 35,492	- 13,654
	(-) Net losses paid	414,298	339,250	400,790	327,192	- 13,508	- 12,058
	(-) Loss adj. exp, Net operating exp.	276,863	252,304	264,409	239,854	- 12,453	- 12,450
	(+) Underwriting balance	- 2,268	- 5,439	- 11,799	5,414	- 9,531	+ 10,853
	(-) Increase in loss reserves	16,856	17,494	- 1,684	- 963	- 18,540	- 18,458
	(-) Increase in underwriting reserves	6,768	- 3,389	- 17,738	- 5,210	- 24,507	- 1,820
	(-) Increase in catastrophe reserves & contingency reserves	- 6,453	- 6,453	5,369	5,369	+ 11,823	+ 11,823
	(+) Other balance	5,398	- 950	3,192	- 772	- 2,206	+ 178
	(+) Underwriting profit :A	- 14,042	- 14,042	5,445	5,445	+ 19,488	+ 19,488
	(+) Miscellaneous income related to underwriting :B	- 372		711		1,083	
Investment, etc.	(+) Interest & dividend income	53,009		51,124		- 1,885	
	(-) Investment income on deposit premium	26,486		24,143		- 2,342	
	(+) Net interest & dividend income	26,523		26,980		+ 456	
	(+) Gain/losses on sale of securities	23,499		22,647		- 852	
	(-) Revaluation losses on securities	9,617		35,983		+ 26,365	
	(+) Redemption profit from securities	1,335		- 398		- 1,734	
	(+) Investment income from money in trust	- 1,839		- 4,235		- 2,396	
	(+) Revaluation gain/losses on derivatives	1,239		- 6,298		- 7,538	
	(+) Other investment income/losses*	- 4,634		- 7,004		- 2,370	
	(+) Investment profit :C	36,506		- 4,293		- 40,800	
	(-) Administrative expenses on investments, etc. :D	6,226		6,054		- 171	
	(+) Other ordinary income/loss :E	903		1,340		+ 436	
Ordinary profit	(A+B+C-D+E) :P	16,769		- 2,851		- 19,620	
	(+) Extraordinary gains/losses :F	- 4,256		17,481		+ 21,737	
	(-) Income taxes (including deferred tax) :G	4,635		4,518		- 117	
Net income	(P+F-G)	7,877		10,111		+ 2,234	
Net income (consolidated)		8,991		9,971		+ 979	

Note: Other investment income/losses = « Gain on foreign exchange » - «Provision for reserves for investment losses» + « Other investment income »

May 2009 NIPPONKOA Insurance Co., Ltd.

22

Premium Income

Net Premiums Written by Line Millions of Yen

2008/3 2009/3 Change (Major Factors of the Change)

-52 Direct premiums written (except savings-type): +1.6 Bln yen

Fire 95,880 95,828 → Direct premiums written (Savings-type): -0.5 Bln yen; Earthquake: +0.6 Bln yen

-0.1% Reinsurance premiums: -0.3 Bln yen; Reinsurance paid losses: +1.4 Bln yen

-2,599 → Hull: +0.1 Bln yen; Cargo: -2.7 Bln yen

Marine 19,193 16,593

-13.5%

-3,447 → Except savings-type products: -2.9 Bln yen

Personal accident 56,306 52,859 Savings-type products: -0.5 Bln yen

-6.1%

-6,173 → Number of insured vehicles: Nonfleet: -1.2%; Fleet: -5.6%; Total: -1.9%

Voluntary automobile 331,294 325,120 Premium per vehicle*1: Nonfleet: -1.0%; Fleet +2.2%; Total -0.5%

-1.9%

CALI (compulsory -21,837 Notes: Figures for premium per vehicle for voluntary automobile are on a sales-performance basis.

automobile liability) 102,776 80,938

-21.2%

-1,381 → General liability: +1.7 Bln yen; Construction: +0.1 Bln yen;

Other 83,440 82,058 Mobile property : -2.0 Bln yen; Transportation: -0.4 Bln yen; Burglary: -0.2 Bln yen

-1.7%

-35,492

All lines 688,892 653,400

-5.2%

-13,654

All lines except CALI 586,116 572,461

-2.3%

May 2009 NIPPONKOA Insurance Co., Ltd. 23

Paid Losses

Net Losses Paid / Loss Ratio by Line Millions of Yen

Change

2008/3 2009/3 % Change (Major Factors of the Change)

42,967 42,165 -801 Losses from natural disasters: -0.3 Bln yen (8.6 Bln yen 8.2 Bln yen,

Fire including losses occurred before the previous year)

48.8% 47.9% -0.9%

7,811 6,908 -903 Hull: +0.1 Bln yen, Cargo: -1.0 Bln yen

Marine

41.8% 42.9% + 1.1%

31,198 32,363 + 1,165 Except savings-type products: +1.1 Bln yen

Personal accident Savings-type products: slight increase

60.8% 66.9% + 6.1%

207,235 198,511 -8,723 Own vehicle damage: +0.3 Bln yen; Casualty insurance: -3.8 Bln yen

Voluntary automobile Bodily injury liability: -3.3 Bln yen; Personal injury liability: +1.6 Bln yen

68.4% 66.9% -1.5% Passenger injury liability: -2.8 Bln yen; Own car accident: -0.1 Bln yen

CALI (compulsory 75,047 73,597-1,450

automobile liability) 78.5% 97.3% + 18.8%

General liability: -2.0 Bln yen; Movable property: -0.3 BLN yen

50,038 47,243 -2,795 Workers’ compensation: -0.2 Bln yen; Burglary: -0.2 Bln yen, etc.

Other

65.0% 62.7% -2.3%

414,298 400,790 -13,508

All lines

65.4% 66.7% + 1.3%

339,250 327,192 -12,058

All lines except CALI

63.1% 62.4% -0.7%

May 2009 NIPPONKOA Insurance Co., Ltd. 24

Expense

■ **Expenses**

Millions of Yen

	Amount 2008/3	Amount 2009/3	Change in Amount	Expense Ratio 2008/3	Expense Ratio 2009/3	Main factors for the change
Personnel expenses	87,011	83,250	- 3,760	12.6%	12.7%	→ Revision of retirement benefit plan
Non-personnel expenses, etc.	78,936	76,835	- 2,100	11.5%	11.8%	→ Decrease of IT system expenses, etc.
Company expenses	165,947	160,086	- 5,861	24.1%	24.5%	

	All Lines					All Lines except CALI		
	Amount 2008/3	Amount 2009/3	Change in Amount	Expense Ratio 2008/3	Expense Ratio 2009/3	Amount	Expense Ratio	Change in Amount
Company expenses on underwriting	159,721	154,031	- 5,689	23.2%	23.6%	135,606	23.7%	- 5,190
Net commissions & brokerage	117,141	110,378	- 6,763	17.0%	16.9%	104,247	18.2%	- 7,259
Operating and admin exp. on underwriting [*1]	123,349	118,718	- 4,631	17.9%	18.2%	105,471	18.4%	- 4,565
Operating expenses	240,491	229,096	- 11,394	34.9%	35.1%	209,718	36.6%	- 11,825
Operating expenses and Loss adj. expenses	276,863	264,409	- 12,453	40.2%	40.5%	239,854	41.9%	- 12,450

Notes: 1) Operating & admin expenses on underwriting = « Company expenses on underwriting » - « Loss adjustment expenses »

■ Reserve for retirement benefits

Millions of Yen

	2008/3	2009/3
(Retirement benefit obligations)	(- 130,913)	(- 70,979)
(Plan assets)	(91,319)	(44,268)
(1) Unfunded portion of retirement benefit obligations	- 39,593	- 26,710
(2) Unrecognized prior service cost	3,358	2,658
(3) Unrecognized actuarial difference	- 6,762	- 9,554
(4) Net obligations :(1)- (2)- (3)	- 36,189	- 19,813
(5) Prepaid pension expense	---	1,894
Reserve for retirement benefits : (4)- (5)	- 36,189	- 21,708

■ Expense for retirement benefit

Millions of Yen

	2008/3	2009/3
Service cost	5,061	1,921
Interest expense	2,452	1,315
Expected investment income	- 1,338	- 408
Amortization of prior service cost	- 1,510	- 700
Amortization of actuarial difference	2,437	730
Sub-total	7,103	2,858
Defined contribution pension fund	---	2,127
Total	7,103	4,986

May 2009 NIPPONKOA Insurance Co., Ltd.

25

Underwriting Reserve

■ **Breakdown of Underwriting Reserve**

Millions of Yen

	2008/3				2009/3				Change			
	Reserve for outstanding claims	Premium Reserve	Catastrophe Reserve	Contingency Reserve	Reserve for outstanding claims	Premium Reserve	Catastrophe Reserve	Contingency Reserve	Reserve for outstanding claims	Premium Reserve	Catastrophe Reserve	Contingency Reserve
Fire	28,808	361,900	107,994	---	27,010	361,237	114,580	---	- 1,798	- 662	+ 6,586	---
Marine	8,440	7,757	17,887	---	8,579	5,856	18,636	---	+ 138	-1,901	+ 748	---
Personal accident	20,995	30,067	30,744	16	22,107	28,679	25,648	13	+ 1,111	-1,388	- 5,095	- 3
Voluntary automobile	138,181	93,354	22,755	---	139,781	93,954	22,357	---	+ 1,600	+ 600	- 398	---
CALI (Compulsory auto.)	27,024	207,712	---	---	26,303	195,183	---	---	- 720	-12,528	---	---
Other	61,260	81,065	44,844	---	59,245	79,206	48,375	---	- 2,014	-1,858	+ 3,531	---
All lines	284,711	781,858	224,225	16	283,027	764,119	229,598	13	- 1,684	-17,738	+ 5,372	- 3
All lines except CALI	257,687	574,145	224,225	16	256,723	568,935	229,598	13	- 963	-5,210	+ 5,372	- 3
Long-lived assets	1,016,682				901,338				- 115,343			
Reserve as stated on B/S	2,022,782				1,895,069				- 127,712			

■ **Reserve for Price Fluctuations**

Millions of Yen

	2008/3	2009/3	Change
Reserve for Price Fluctuations	20,660	2,581	- 18,079

May 2009 NIPPONKOA Insurance Co., Ltd.
26

Asset Management

■ **Breakdown of Interest & Dividend Income**

Millions of Yen

FY2008	Income	Income Yield	
			Prev. Year
Deposits	218	0.28%	(0.47%)
Call loans	84	0.36%	(0.49%)
Receivables under resale agreement	49	0.52%	(0.57%)
Monetary receivables bought	327	0.81%	(0.99%)
Securities	43,378	2.41%	(2.38%)
Loans	4,741	2.15%	(2.08%)
Land & buildings	1,755	1.47%	(1.52%)
Sub-total*	50,556	2.19%	(2.19%)
Others	568		
Total	51,124		

* Interest income of "Money in trust" is included in calculating income yield of sub-total.

■ **Breakdown of Investment Yield**

Millions of Yen

FY2008	Realization Basis			Mark-to-market Basis		
	Amount	Yield		Amount	Yield	
			Prev. Year			Prev. Year
Deposits	- 352	- 0.45%	(- 0.47%)	- 352	- 0.45%	(- 0.47%)
Call loans	84	0.36%	(0.49%)	84	0.36%	(0.49%)
Receivables under resale agreement	49	0.52%	(0.57%)	49	0.52%	(0.57%)
Monetary receivables bought	327	0.81%	(0.99%)	57	0.14%	(0.80%)
Money in trust	- 4,235	- 9.66%	(- 4.01%)	- 4,235	- 9.43%	(- 3.72%)
Securities	19,559	1.08%	(2.98%)	- 274,352	- 12.23%	(- 9.07%)
Loans	4,743	2.15%	(2.08%)	4,740	2.15%	(2.09%)
Land & buildings	1,755	1.47%	(1.52%)	1,755	1.47%	(1.52%)
Derivatives	- 2,659			331		
Others	578			578		
Total	19,850	0.85%	(2.59%)	- 271,343	- 9.76%	(- 7.30%)

■ **Interest & Dividend Income on Securities**

FY2008	Amount (Millions of Yen)	Income Yield	
			Prev. Year
Domestic bonds	12,435	1.33%	(1.17%)
Domestic equities	15,157	3.42%	(3.40%)
Foreign securities	11,472	2.93%	(3.68%)
Others	4,313	14.28%	(12.08%)
Total	43,378	2.41%	(2.38%)

■ **Capital Gains/Losses on Securities**

Millions of Yen

FY2008	Gain on Sale (a)	Loss on Sale (b)	Revaluation Loss (c)	Net Gain (a-b-c)
Domestic bonds	2,783	62	---	2,721
Domestic equities	25,574	1,120	18,520	5,934
Foreign securities	3,119	7,046	12,917	- 16,844
Others	---	601	4,545	- 5,146
Total	31,477	8,830	35,983	- 13,336
change	+ 4,363	+ 5,215	+ 26,365	- 27,218

May 2009 NIPPONKOA Insurance Co., Ltd.

27

Self-assessment of Assets

■ **Assets for Assessment**

Millions of Yen

As of March, 2009	Unclassified	Class. II	Class. III	Class. IV	Total
Deposits	92,379	---	---	---	92,379
Call loans	15,000	---	---	---	15,000
Receivables under resale agreements	29,996	---	---	---	29,996
Monetary receivables bought	41,300	---	---	---	41,300
Money in trust	38,547	---	---	---	38,547
Securities	1,833,819	2,235	12,926	35,983	1,884,965
Loans	225,644	3,710	308	32	229,695
Policy loans	6,399	---	---	---	6,399
General loans	219,245	3,710	308	32	223,296
Specified borrowers	219,227	3,710	308	32	223,278
Normal	(219,154)	---	---	---	(219,154)
Caution required	(73)	(2,344)	---	---	(2,417)
Potentially bankrupt	---	(856)	(274)	---	(1,131)
De facto bankrupt	---	(500)	(33)	(29)	(563)
Bankrupt	---	(8)	---	(2)	(11)
Unspecified borrowers	17	---	---	---	17
Tangible fixed asset	128,611	714	---	259	129,585
Intangible fixed asset	1,097	---	---	95	1,193
Other	153,553	1,256	1,479	246	156,536
Deferred tax assets	103,865	---	---	---	103,865
Total	2,663,816	7,917	14,714	36,616	2,723,065

Note: Regarding assets for assessment, the asset balance shown above is before depreciation/reserves. Therefore, the total balance is greater than the amount stated on the balance sheet by 36,338 million yen, which represents the amount for depreciation/reserves. However, the amount of impairment loss, etc., on real & mobile property (336 million yen) recorded during the period has been reflected.
For the self-assessed assets, classification III and classification IV are fully written-off or provisioned.

■ **Risk-Monitored Loans**

Millions of Yen

As of March, 2009	Amount of claims
Loans in bankruptcy	11
Overdue loans	1,695
Loans overdue for 3 months or more	---
Restructured loans	191
Total risk-monitored loans	1,897
Bad-loan ratio	0.8%
Total coverage ratio	96.7%

Note: Total coverage ratio is the percentage of the sum of collaterals, guarantee, provisions, etc. extended to the risk-monitored loan.

May 2009 NIPPONKOA Insurance Co., Ltd.

28

NIPPONKOA Life

■ Principal Indicators

Millions of Yen

	2008/3	2009/3	Change
Premium & other receipts	83,424	86,948	+ 3,523
Investment income	7,907	9,448	+ 1,541
Basic profit	464	- 1,302	- 1,766
Ordinary profit	1,275	112	- 1,163
Net income/loss	---	- 619	- 619

■ Individual Life Insurance (including pensions)

Millions of Yen

	2008/3	2009/3	Change
Amount of business in force	3,847,200	4,014,107	+ 166,907

Millions of Yen

	2008/3	2009/3	Change
Amount of new business	614,684	601,770	- 12,914

■ Embedded Value

Billions of Yen

	2008/3	2009/3	Change
Embedded Value	83.5	85.9	+2.4
Adjusted book value	(30.0)	(26.4)	(-3.5)
Existing business value	(53.5)	(59.4)	(+5.9)
EV of new business	2.9	1.3	-1.6

■ Profit and Loss

Millions of Yen

	2008/3	2009/3	Change
(+) Income from insurance premiums :a1	83,424	86,948	+ 3,523
(-) Insurance claims and other payments :a2	31,175	35,190	+ 4,014
(-) Operating expenses :a3	15,566	17,371	+ 1,805
(-) Provision for outstanding claims :a4	421	- 351	- 773
(-) Provision for policy reserves :a5	42,440	44,020	+ 1,579
(+) Net interest & dividend income :a6	6,627	7,583	+ 956
(+) Other ordinary income and expenses :a7	17	397	+ 379
Basic profit :A	464	- 1,302	- 1,766
(+) Gains/losses on the sale of securities :b1	1,148	1,728	+ 579
(-) Devaluation losses on securities :b2	---	---	---
(-) Other capital gain / loss :b3	---	---	---
Capital gain :B	1,148	1,728	+ 579
(-) Provision for contingency reserves :c1	334	313	- 21
(+) Other nonrecurrent item :c2	- 3	---	+ 3
Nonrecurrent item :C	- 338	- 313	+ 24
Ordinary profit (A+B+C) :P	1,275	112	- 1,163
(+) Extraordinary gain / loss :D	- 69	- 74	- 4
(-) Provision for reserves for policyholder dividends :E	1,148	928	- 219
(-) Income taxes (including deferred tax) :F	56	- 271	- 328
Net Income(P+D-E-F)	---	- 619	- 619

May 2009 NIPPONKOA Insurance Co., Ltd.
29

SONPO24

Principal Indicators Profit and Loss Millions of Yen 2008/3 2009/3 Change 2008/3 2009/3 Change Number of contacts 172,466 207,564 35,098 (+) Net premiums written (7,458) (8,703) (+1,244) Loss ratio 72.9% 66.4%-6.5% (-) Net losses paid (4,613) (4,915) (+302) Expense ratio 65.4% 54.8% -10.6% (-) Loss adj. exp, underwriting costs & exp. (5,702) (5,627) (-74) Solvency margin ratio 3,271.3% 2,232.6% -1,038 .7% (+) Underwriting balance :a1 -2,856 -1,840 +1,016 (-) Increase in reserves for outstanding claims :a2 334 90 -243 (-) Increase in premium reserves :a3 288 913 +624 (+) Other balances :a4 12 10 -1 (+) Underwriting profit :A -3,467 -2,832 +634 (+) Investment profit :B 99 107 +8 (+) Other ordinary income/loss :C 7 13 +5 Ordinary profit (A+B+C) :D -3,360 -2,711 +648 (+) Extraordinary gains/losses :E -23 -56 -32 (-) Income taxes (including deferred tax) :F 10 10 --- Net income (D+E-F) -3,394 -2,778 +616

May 2009 NIPPONKOA Insurance Co., Ltd. 30

FY2009 Forecast

■ Principal Indicators

Billions of Yen

	2009/3		2010 / 3E	
		excl. CALI		excl. CALI
Net premiums written	653.4	572.4	645.0	569.1
Loss ratio	66.7%	62.4%	67.2%	61.9%
Expense ratio	35.1%	36.6%	36.2%	37.7%
Underwriting balance	- 11.7	5.4	- 22.0	2.5
Underwriting profit	5.4		- 4.0	
Interest & dividend income	51.1		41.8	
Net interest & dividend income	26.9		19.8	
Ordinary profit	- 2.8		22.0	
Net income	10.1		13.0	

■ Net Premiums Written by Product Line

Billions of Yen

	2009/3		2010 / 3E	
	Amount	% Change	Amount	% Change
Fire	95.8	- 0.1%	96.2	+ 0.4%
Marine	16.5	- 13.5%	15.2	- 7.8%
Personal accident	52.8	- 6.1%	51.1	- 3.1%
Voluntary auto.	325.1	- 1.9%	323.1	- 0.6%
CALI	80.9	- 21.2%	75.8	- 6.2%
Other	82.0	- 1.7%	83.2	+ 1.5%
All lines	653.4	- 5.2%	645.0	- 1.3%
All lines excl. CALI	572.4	- 2.3%	569.1	- 0.6%

■ Expenses

Billions of Yen

	2009/3		2010 / 3E	
	Amount	Expense ratio	Amount	Expense ratio
Personnel expenses	83.2	12.7%	86.6	13.4%
Non-personnel expenses, etc.	76.8	11.8%	81.6	12.7%
Total expenses	160.0	24.5%	168.2	26.1%
Of which expenses on underwriting	154.0	23.6%	161.8	25.1%

Net commissions & brokerage	110.3	16.9%	108.4	16.8%
Operating & admin exp. on underwriting *	118.7	18.2%	125.0	19.4%
Expenses relating to underwriting	229.0	35.1%	233.4	36.2%

■ Net Losses paid by Product Line

Billions of Yen

	2009/3		2010 / 3E	
	Amount	Loss ratio	Amount	Loss ratio
Fire	42.1	47.9%	44.9	50.8%
Marine	6.9	42.9%	7.1	48.0%
Personal accident	32.3	66.9%	29.2	63.7%
Voluntary auto.	198.5	66.9%	190.0	64.8%
CALI	73.5	97.3%	75.7	107.3%
Other	47.2	62.7%	49.5	64.9%
All lines	400.7	66.7%	396.7	67.2%
All lines excl. CALI	327.1	62.4%	320.9	61.9%

* Operating & admin expenses on underwriting = (Company expenses on underwriting) – (Loss adjustment expenses)

May 2009 NIPPONKOA Insurance Co., Ltd.

31

Principal Indicators (1)

■ NIPPONKOA Insurance Non-consolidated

Millions of Yen

		2000/3	2001/3	2002/3	2003/3	2004/3	2005/3	2006/3	2007/3	2008/3	2009/3
Direct premiums written (excl. deposit premiums on savings-type policies)	Fire	136,199	131,350	129,915	129,360	132,473	131,199	130,141	128,314	119,385	121,107
	Marine	19,510	19,383	18,254	16,783	16,815	17,712	18,887	20,407	20,397	17,739
	Personal accident	70,710	67,607	63,864	68,102	64,962	61,464	59,139	58,569	55,540	52,289
	Voluntary auto.	356,131	356,930	352,844	349,730	342,561	342,846	337,209	335,323	331,213	325,312
	CALI (Compulsory auto)	96,983	98,160	96,544	116,231	115,059	111,258	105,160	105,598	99,471	82,384
	Other	80,844	82,370	81,218	80,828	82,301	83,709	83,773	85,340	86,831	87,004
	All lines	760,379	755,803	742,642	761,036	754,174	748,191	734,311	733,554	712,839	685,837
	All lines excl. CALI	663,396	657,643	646,098	644,805	639,114	636,932	629,151	627,955	613,368	603,453
Net premiums written	Fire	119,342	113,052	111,869	113,823	113,802	109,010	106,088	104,351	95,880	95,828
	Marine	16,961	16,927	15,624	15,802	15,880	16,722	17,990	19,241	19,193	16,593
	Personal accident	70,603	67,353	63,808	67,044	64,163	61,955	59,756	59,293	56,306	52,859
	Voluntary auto.	354,837	357,417	353,531	350,608	343,629	343,828	338,116	335,636	331,294	325,120
	CALI (Compulsory auto)	55,630	56,172	55,309	97,745	114,214	112,674	107,218	103,735	102,776	80,938
	Other	76,483	76,893	75,921	76,209	76,880	78,665	79,148	81,112	83,440	82,058
	All lines	693,859	687,817	676,065	721,234	728,570	722,858	708,319	703,371	688,892	653,400
	All lines excl. CALI	638,228	631,644	620,755	623,488	614,355	610,183	601,101	599,635	586,116	572,461
Loss ratio	Fire	42.3%	43.7%	38.1%	36.3%	34.6%	85.5%	46.5%	56.2%	48.8%	47.9%
	Marine	55.0%	50.0%	53.3%	45.4%	49.5%	41.2%	48.6%	43.2%	41.8%	42.9%
	Personal accident	46.2%	49.4%	45.6%	44.6%	42.3%	42.7%	47.2%	54.1%	60.8%	66.9%
	Voluntary auto.	63.4%	66.4%	64.1%	62.6%	60.2%	62.1%	66.1%	67.0%	68.4%	66.9%
	CALI (Compulsory auto)	75.3%	77.9%	78.5%	45.7%	48.5%	64.6%	75.8%	79.2%	78.5%	97.3%
	Other	69.0%	67.2%	72.7%	72.6%	68.6%	68.0%	66.9%	67.2%	65.0%	62.7%
	All lines	59.4%	61.6%	59.9%	55.2%	53.4%	64.5%	62.7%	65.5%	65.4%	66.7%
	All lines excl. CALI	58.0%	60.2%	58.3%	56.7%	54.4%	64.5%	60.3%	63.1%	63.1%	62.4%
Expense ratio		38.8%	37.5%	37.4%	35.4%	35.5%	34.4%	35.7%	35.5%	34.9%	35.1%

Total Company expenses	180,282	170,892	169,798	169,020	173,607	167,206	170,873	169,212	165,947	160,086

Note: Figures before the merger are sum of Nippon Fire, Koa Fire and Taiyo Fire

May 2009 NIPPONKOA Insurance Co., Ltd.

32

Principal Indicators (2)

■ NIPPONKOA Insurance Non-consolidated

Millions of Yen

	2000/3	2001/3	2002/3	2003/3	2004/3	2005/3	2006/3	2007/3	2008/3	2009/3
Underwriting balance, excl. CALI	20,271	13,017	24,456	33,954	41,318	- 12,737	5,724	- 8,538	- 5,439	5,414
Ratio to net premiums written	3.2%	2.1%	3.9%	5.4%	6.7%	- 2.1%	1.0%	- 1.4%	- 0.9%	0.9%
Underwriting balance, all lines	12,618	5,740	17,856	68,014	80,837	8,077	11,230	- 6,542	- 2,268	- 11,799
Ratio to net premiums written	1.8%	0.8%	2.6%	9.4%	11.1%	1.1%	1.6%	- 0.9%	- 0.3%	- 1.8%
Underwriting profit	18,805	17,075	14,767	8,378	11,744	- 35,962	1,108	- 35,747	- 14,042	5,445
Interest & dividend income	76,746	63,003	56,432	49,523	47,118	47,462	51,279	56,693	53,009	51,124
Net interest & dividend income	24,681	20,237	18,792	16,560	15,626	17,456	23,041	29,286	26,523	26,980
Ordinary profit	48,564	47,652	- 29,656	- 36,721	45,797	22,534	26,798	24,538	16,769	- 2,851
Net income	11,897	13,997	- 19,062	- 28,637	15,885	14,559	13,273	13,425	7,877	10,111

■ Life Insurance Subsidiary (NIPPONKOA Life)

Amount of business in force (billions of yen) ~ individual insurance & individual annuity	1,562.7	1,900.6	2,112.3	2,452.9	2,662.7	2,914.8	3,266.4	3,648.1	3,847.2	4,014.1
Ordinary profit	- 346	717	133	2,818	1,263	896	1,104	1,413	1,275	112
Net income	- 552	87	- 4,040	1,340	25	189	63	31	---	- 619

■ SONPO24

Premium income	---	0	1,083	3,562	5,962	6,383	6,644	7,090	7,458	8,703
Ordinary profit	- 53	- 1,463	- 4,545	- 3,940	- 3,701	- 3,183	- 3,384	- 2,944	- 3,360	- 2,711
Net income	- 53	- 1,467	- 4,556	- 3,951	- 3,715	- 3,199	- 3,400	- 2,958	- 3,394	- 2,778

■ Consolidated

Net income	11,835	14,409	- 22,722	- 25,890	19,319	13,467	10,670	15,872	8,991	9,971

Note: Figures before the merger are sum of Nippon Fire, Koa Fire and Taiyo Fire

Note: SONPO24 has been consolidated since 2H FY2004

May 2009 NIPPONKOA Insurance Co., Ltd.
33

Sales Performance by Distribution Channel

Upper Row: Sales Performance (Millions of Yen)
Lower Row: % Change

■ Sales Performance, excl. Savings-Type Policies

As of March, 2009	Number of agencies	Fire	Long-Term Products	Marine	Personal Accident	Voluntary Auto	CALI (Compulsory Automobile)	Transit	Others	Total	Proportion
Financial institutions	701	22,752	10,505	304	3,759	9,375	405	384	5,337	42,316	6.4%
		- 3.2%	- 12.3%	- 21.5%	- 3.5%	- 2.1%	- 24.7%	- 3.5%	- 0.4%	- 3.1%	
Life insurance companies (Alliance partners)	2	3,309	948	---	5,144	17,253	64	16	851	26,637	4.0%
		+ 3.5%	+ 5.1%	---	- 4.6%	- 2.7%	- 14.9%	+ 24.6%	+ 3.1%	- 2.2%	
Corporation & transportation affiliated agencies	2,698	35,126	4,018	11,968	18,624	55,761	8,224	9,219	35,051	173,974	26.4%
		+ 6.0%	+ 22.7%	- 14.1%	- 0.4%	- 1.1%	- 25.7%	- 5.5%	+ 4.0%	- 1.5%	
Car dealers, car repair shops and other automobile related	15,444	3,063	716	123	1,658	80,589	57,923	214	1,994	145,563	22.1%
		+ 4.7%	+ 14.2%	+ 7.0%	- 8.1%	- 1.0%	- 25.2%	- 5.3%	+ 1.3%	- 12.2%	
General agencies, etc	11,377	46,991	12,489	4,175	17,899	160,729	9,556	2,316	27,918	269,583	41.0%
		+ 1.6%	+ 7.6%	-7.5%	- 4.6%	- 2.7%	- 25.7%	- 3.7%	+ 0.7%	- 2.9%	
Of which "Core Agencies"	2,128	25,709	6,453	302	10,538	110,387	5,310	1,028	14,383	167,658	25.5%
		+ 0.7%	+ 5.9%	- 17.8%	- 5.8%	- 2.6%	- 25.3%	- 0.6%	+ 1.2%	- 3.0%	
Total	29,852	111,240	28,675	16,570	47,083	323,707	76,173	12,149	71,151	658,073	100.0%
		+ 2.1%	+ 1.0%	- 12.6%	- 3.0%	- 2.0%	- 25.3%	- 5.1%	+ 2.3%	- 4.8%	

Sales performance analysis on voluntary automobile	Proportion of volume	% change in number of insured vehicles	% change in unit price (premium per vehicle)
Nonfleet	83 %	- 1.2 %	- 1.0 %
Fleet	17 %	- 5.6 %	+ 2.2 %
Total	100 %	- 1.9 %	- 0.5 %

May 2009 NIPPONKOA Insurance Co., Ltd.
34

Asset Breakdown by Investment Category

(Market value basis, Millions of Yen) As of March, 2009 Deposit General Account Total Premium Account Pure investment Others Proportion Securities 648,918 596,707 603,355 1,200,063 1,848,982 76.6% Domestic stocks --- 30,000 571,039 601,039 601,039 24.9% Yen-denominated securities 642,603 331,118 18,688 349,807 992,411 41.1%

( Bonds ) (633,205) (286,632) (1,514) (288,147) (921,352) (38.2%)

( Others ) (9,398) (44,486) (17,173) (61,660) (71,058) (2.9%) Foreign securities (foreign 6,314 235,589 13,627 249,216 255,531 10.6% currency denominated)

( Bonds ) (6,314) (216,699) --- (216,699) (223,014) (9.2%)

( Others ) --- (18,889) (13,627) (32,516) (32,516) (1.3%) Monetary receivables bought 9,365 31,934 --- 31,934 41,300 1.7% Cash in trust --- 38,497 50 38,547 38,547 1.6% Loans 155,537 --- 74,157 74,157 229,695 9.5%

Deposits 17,754 2,452 72,172 74,624 92,379 3.8% Call loans 27,996 16,999 --- 16,999 44,996 1.9% Real estate (Land & buildings) --- --- 116,993 116,993 116,993 4.8% Total Investment Assets 859,572 686,592 866,730 1,553,323 2,412,896 100.0% Change from end of FY2008 -116,839 -22,945 -266,303 -289,248 -406,088

May 2009 NIPPONKOA Insurance Co., Ltd. 35

Equity / Loan Portfolio by Industry

Breakdown of the equity portfolio by industry Breakdown of the loan portfolio by industry

Millions of Yen Millions of Yen As of March, 2009 Number of Mark-to-market Value As of March, 2009 shares Proportion Proportion (in thousands)

Financials & Insurance 292,509 219,922 36.6% Financials and Insurance 98,982 43.1% Chemicals 71,993 96,252 16.0% Real estate and rental 15,607 6.8% Commerce 89,242 45,985 7.7% Manufacturing 7,134 3.1% Electric machinery 80,150 40,716 6.8% Commerce (Wholesale & Retail) 4,046 1.8% Transportation vehicles 78,815 39,017 6.5% Construction 1,675 0.7% Transportation 96,724 36,031 6.0% Transportation and mail 1,370 0.6% (Land & Air) Foods 49,609 31,818 5.3% Utilities (Electricity, Gas, etc.) 1,091 0.5% Machinery 38,795 20,171 3.4% Services, etc. 691 0.3% Utilities (Electricity & Gas) 4,918 10,792 1.8% Communication -----Construction 18,093 7,692 1.3% Agriculture, Forestry and Fisheries --- ---Others 157,897 52,638 8.8% Others 92,207 40.1% Total 978,749 601,039 100.0% Housing Of which, loans Personal finance, 38,201 16.6%

Sub-total 222,809 97.0% Note: “Chemicals” includes medicines. Wholesale and retail are shown under Public corporations 469 0.2% the “Commerce” caption. “Financials & Insurance” includes banking, insurance and other financial services. Public bodies 17 0.0% Policy loans 6,399 2.8% Note: “Services, etc.” includes restaurants/lodging, medical/welfare, education, hybrid services, and miscellaneous services (i.e., services Total 229,695 100.0% not classified into other categories).

Japan Standard Industry Classification has changed in the fiscal year May 2009 NIPPONKOA Insurance Co., Ltd. 36

Stock Related Data

Shareholder Breakdown

0°c 10°c 20°c 30°c 40°c 50°c 60°c 70°c 80°c 90°c 100°c

‘04/3 ‘05/3 ‘06/3 ‘07/3 ‘08/3 ‘09/3

32.5% 11.9% 15.3% 40.0% 0.3%

Number of shares issued as of March, 2009 (incl. treasury stocks): 816,743 thousand

* Individuals includes treasury stocks

Financial Institutions Corporations Individuals Non-residents Others

Major 1. State Street Bank & Trust Co. 8.8% 6. Mellon bank Treaty Clients Omnibus 2.7% Shareholders 2. NIPPONKOA (treasury stock) 7.9% 7. The Bank of Tokyo-Mitsubishi UFJ, Ltd. 2.7% (As of March, 2009)

3. Longleaf Partners Funds 7.8% 8. Japan Trustee Services Bank, Ltd. 2.7%

4. Nippon Express Co., Ltd. 4.4% 9. The Joyo Bank, Ltd. 2.4%

5. Japan Trustee Services Bank, LTD 4.2% 10. Taiyo Life Insurance Co. 2.2%

May 2009 NIPPONKOA Insurance Co., Ltd. 37

Contact http://www.nipponkoa.co.jp/

NIPPONKOA INSURANCE CO., LTD. Investor Relations, Corporate Planning Dept.

03-3593-5418/5419 yoko.hirao@nipponkoa.co.jp/eiji2.kaneko@nipponkoa.co.jp

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of SOMPO JAPAN and NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. Such documents may also be obtained free of charge by directing a request to the contact information indicated above.

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of SOMPO JAPAN and NIPPONKOA in relation to, and the benefits resulting from, their proposed business combination and business alliance described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of SOMPO JAPAN and NIPPONKOA in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of SOMPO JAPAN and NIPPONKOA (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. SOMPO JAPAN and NIPPONKOA undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by SOMPO JAPAN and NIPPONKOA (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the SEC. The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic and business conditions in and outside Japan; (2) the regulatory outlook of the Japanese insurance industry; (3) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (4) the price and availability of reinsurance; (5) the performance of the two companies’ (or the post-business combination group’s) investments; (6) the two companies’ being unable to reach a mutually satisfactory agreement on the detailed terms of the proposed business combination or otherwise unable to complete it; and (7) difficulties in realizing the synergies and benefits of the post-business combination group.

May 2009 NIPPONKOA Insurance Co., Ltd. 38